Fourth Quarter and Year-End 2021 Earnings Presentation The Bank of N.T. Butterfield & Son Limited February 15, 2022

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward- looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum Group Chief Financial Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Full Year 2021 Highlights • Fourth Quarter 2021 Financials • Q&A Awards Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding loan and mortgage offerings in the Channel Islands • Well-secured lending in all markets, including Central London, UK • Award winning wealth management offerings

4 Full Year 2021 Highlights Core Net Income** (In US$ millions) Core Return on Average Tangible Common Equity** (In US$ millions) vs. 2020 2021 $ % Net Interest Income 299.8 $ (17.8) Non-Interest Income 198.1 14.2 Credit Recoveries 3.1 11.6 Non-Interest Expenses* (337.0) 10.0 Other Gains (Losses) (1.4) (2.6) Net Income $ 162.7 $ 15.5 10.5 % Non-Core Items** 0.9 (6.4) Core Net Income** $ 163.6 $ 9.1 5.9% • Net income of $162.7 million, or $3.26 per share • Core Net Income** of $163.6 million, or $3.28 per share • Return on average common equity of 16.8%; core return on average tangible common equity** of 18.7% • Net Interest Margin of 2.02%, cost of deposits of 0.11% • Active capital management with aggregate quarterly dividends of $1.76 per common share and 534,828 common shares repurchased • New 2022 share repurchase authorization for up to 2.0 million common shares * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $158.9 $197.0 $197.9 $154.5 $163.6 2017 2018 2019 2020 2021 22.4% 25.6% 23.4% 17.3% 18.7% 2017 2018 2019 2020 2021

Financials

6 Fourth Quarter 2021 Highlights Core Net Income** (In US$ millions) Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q3 2021 vs. Q4 2020 Q4 2021 $ % $ % Net Interest Income $ 74.5 $ (1.2) $ (1.1) Non-Interest Income 52.7 3.7 4.9 Credit Recoveries 0.6 0.6 (1.8) Non-Interest Expenses* (84.6) 0.6 (1.3) Other Gains (Losses) (1.6) (1.8) (1.2) Net Income $ 41.7 $ 1.9 4.7% $ (0.4) (1.0) % Non-Core Items** 0.1 0.2 (0.7) Core Net Income** $ 41.7 $ 1.7 4.3% $ (1.1) (2.7) % • Net income and core net income** of $41.7 million, or $0.84 per share • Return on average common equity of 17.1%; core return on average tangible common equity** of 18.8% • Net Interest Margin of 2.00%, cost of deposits of 0.12% • Cash dividend rate of $0.44 per common share and active share repurchases * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $42.9 $41.6 $40.1 $40.0 $41.7 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 19.0% 19.3% 18.7% 17.9% 18.8% Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021

7 Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) $75.6 $75.7 $74.5 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) decreased by $1.2 million versus the prior quarter due to a lower average volume of interest earning assets, which was partially offset by an improved asset mix with slightly higher average yields • Average investment balances increased during the quarter as additional assets were deployed into the investment portfolio • Average loan balances were marginally lower in the fourth quarter compared to the prior quarter, with lower loan yields due to originations in the quarter generally below the average portfolio yield (In US$ millions) Q4 2021 vs. Q3 2021 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,316.3 0.03% $ (894.5) — % Investments 6,266.1 1.65% 480.4 (0.12) % Loans (net) 5,185.4 4.18% (61.8) (0.04) % Interest Earning Assets 14,767.7 2.17% (475.9) 0.04 % Interest Bearing Liabilities 10,890.1 (0.23) % (480.0) (0.01) % Net Interest Margin 2.00% 0.03%

8 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q4 2021 vs. Q3 2021 Asset management $ 7.6 $ 0.1 Banking 15.4 2.8 Foreign exchange revenue 10.9 0.1 Trust 14.2 1.3 Custody and other 3.9 0.1 Other 0.8 (0.7) Total Non-Interest Income $ 52.7 $ 3.7 $47.8 $49.0 $52.7 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 • Very strong non-interest income in the quarter due to higher revenue across all business lines including: ▪ Trust revenue increased due to new business onboarded and higher activity-based fees; and ▪ Banking revenue increased from higher card services fees as a result of seasonal credit and debit card transaction activity • Fee income ratio of 41.2% in the fourth quarter of 2021 is 90 basis points higher than the prior quarter and higher than the fourth quarter of 2020 and continues to demonstrate a resilient, capital-efficient and diversified revenue stream that continues to compare favorably to peer group average* Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2021 comparative data is used as Q4 2021 peer information was not widely available at time of publication.

9 Core Non-Interest Expense* Trend (In US$ millions)Core Non-Interest Expenses* vs. Q3 2021 (In US$ millions) Q4 2021 $ % Salaries & Benefits** $ 41.1 $ (0.9) (2.2) % Technology & Comm. 15.7 (0.6) (3.6) % Property 8.0 0.2 2.1 % Professional & O/S Services 5.5 (0.1) (1.4) % Indirect Taxes 5.5 0.1 1.9 % Intangible Amortization 1.5 — (0.7) % Marketing 1.2 0.3 34.7 % Other 5.2 0.6 11.9 % Total Core Non-Interest Expenses* $ 83.7 $ (0.4) (0.5) % Non-Core Expenses* 0.1 (0.2) 100.0 % Non-Interest Expenses $ 83.8 $ (0.6) (0.7) % $82.4 $84.2 $83.7 65.6% 66.3% 64.7% Core Efficiency Ratio* Core Non-Interest Expenses* Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 • As expected, core non-interest expenses* were lower in the fourth quarter of 2021 primarily due to prior quarter redundancy costs, lower recruitment costs and lower sequential spend on technology and consulting services • Core efficiency ratio* of 64.7% was lower compared to the prior quarter due to lower non-interest expenses and increased revenue * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

BUTTERFIELD

Capital Requirements and Dividend Return

Regulatory Capital (Basel III) - Total Capital Ratio**


21.2%
13.5%
14.7%
Butterfield Current
BMA Minimum
US Peer Median*

Leverage Capital


6.8%
1.0%
5.8%
9.7%
1.8%
7.9%
Butterfield - Current
US Peer Median*
TCE/TA
TCE/TA Ex Cash

Dividend Payout Ratio


42.8%
52.9%
60.5%
53.7%
2018
2019
2020
2021

- Regulatory capital levels remain strong and well above requirements
- Quarterly dividend rate continues at $0.44 per common share
- TCE/TA ratio of 5.8% remains slightly below targeted range of 6.0% to 6.5% due to continued elevated deposit levels and a reduction in other comprehensive income in the 'available for sale' investment portfolio due to higher long term US Dollar interest rates

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2021 comparative data is used as Q4 2021 peer information was not widely available at time of publication.

** In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

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11 Balance Sheet Total Assets (In US$ billions) • Deposit balances remained flat at $13.9 billion compared to the prior quarter and above deposit balances of $13.3 billion at the end of the fourth quarter of 2020 • The fourth quarter of 2021 saw a continued deployment of liquidity into the investment and loan portfolios • Butterfield’s balance sheet remains efficient and conservative with a low risk density (risk weighted assets/total assets) of 33.3% (In US$ millions) Q4 2021 Q4 2020 Cash & Equivalents $ 2,180 $ 3,290 Reverse Repos & S/T Investments 1,295 1,020 Investments 6,237 4,863 Loans (net) 5,241 5,161 Other Assets 382 405 Total Assets $ 15,335 $ 14,739 Int. Bearing Deposits $ 11,050 $ 10,238 Non-Int. Bearing Deposits 2,821 3,012 Other Liabilities 487 507 Shareholders’ Equity 977 982 Total Liab. & Equity $ 15,335 $ 14,739 $14.7 $15.3 $15.3 $4.9 $6.0 $6.2 $5.2 $5.2 $5.2 Total assets Investments Loans Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 $9.5 $13.3 $13.9 2017 2018 2019 2020 2021 Total Deposits (In US$ billions)

12 Asset Quality Non-Accrual Loans (In US$ millions) $72.5 $63.8 $61.0 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Res Mtg 68.8% Consumer 4.1% Comm’l R/E 13.2% Other Comm’l 9.1% Government 4.9% Loan Distribution 0.12% 0.05% 0.05% Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 95.2% AA 4.5% A 0.4% $5.2 billion $6.2 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be very high credit quality with 95% comprised of AAA rated securities, primarily US Government guaranteed mortgage backed securities • Manually underwritten loan book is comprised of approximately two- thirds full recourse residential mortgages in Bermuda, Cayman and the Channel Islands • Non-accrual loans remained at 1.2% of gross loans, consistent with the prior quarter • Allowance for credit losses at $28.1 million represented an ACL/Total loans of 0.5% • The net charge off ratio continues to be very low at 0.05%

BUTTERFIELD

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q4 2021	vs. Q3 2021	Duration	vs. Q3 2021	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	3,316.3	(894.5)	0.2	<0.05	N/A
AFS	3,499.6	438.6	4.0	(0.1)	5.4
HTM**	2,766.5	41.8	4.5	0.2	6.7
Total	9,582.4	(414.1)			

Interest Rate Sensitivity


17.8%
(5.4)%
6.6%
7.0%
14.2%
13.0%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Investment duration was relatively flat at 4.2 years, with the AFS and HTM investment portfolios benefiting marginally from rising longer term US Dollar market rates which continued to reduce prepayments speeds
- NII models exhibit strong asset sensitivity with robust growth in a rising rate environment
- As of December 31, 2021, the Bank had $0.9 million in net unrealized gains in AFS and HTM, down from $53.0 million at the end of the third quarter of 2021. The movement was consistent with higher forward market interest rates at the end of the fourth quarter

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2021 comparative data is used as Q4 2021 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

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Appendix

15 Average Deposit Volume and Cost of Deposits (In US$ millions) 73.4% 72.9% 72.6% 20.1% 21.7% 21.5% 6.5% 5.4% 5.8% USD / USD Pegged GBP Other Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 De po sit s 0.71% 0.64% 0.64% 0.12% 0.11% 0.12% Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposit cost Overall cost of deposits Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 22.7% 21.3% 20.3% 57.2% 57.9% 58.5% 20.1% 20.8% 21.2% Non-interest bearing demand deposits Interest bearing demand deposits Term deposits Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Deposit Composition By Currency By Type Appendix Customer Deposits

16 46% 42% 34% 32% 29% 22% 21% 18% 18% 21% 32% 37% 48% 49% 50% $2.5 $2.7 $3.2 $3.4 $3.6 Bermuda Cayman UK and Channel Islands 2017 2018 2019 2020 2021 33% 42% 32% 29% 26% 2% 3% 2% 5% 7% 14% 9% 22% 18% 18% 52% 47% 45% 49% 48% $1.1 $1.2 $1.7 $1.6 $1.4 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2017 2018 2019 2020 2021 • Stable loan book composed of well-seasoned residential mortgage books with 70% of mortgages at 70% or below loan- to-value • Loans are individually underwritten in all markets • Minimal wholesale or cross-border lending outside of current jurisdictions • Growth in Channel Islands and Cayman continued to outpace Bermuda Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billion) Appendix

BUTTERFIELD

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4
Assets									
Cash & Equivalents	$ 2,180	$ 2,310	$ 2,766	$ 2,582	$ 3,290	$ 2,161	$ 2,228	$ 1,978	$ 2,550
Reverse Repos & S/T Investments	1,295	1,446	1,651	1,236	1,020	1,133	1,136	1,240	1,361
Investments	6,237	5,984	5,605	5,426	4,863	4,725	4,354	4,538	4,436
Loans, Net	5,241	5,204	5,221	5,149	5,161	5,035	5,018	5,001	5,143
Other Assets	382	389	421	412	405	406	415	441	432
Total Assets	$ 15,335	$ 15,332	$ 15,665	$ 14,805	$ 14,739	$ 13,461	$ 13,151	$ 13,197	$ 13,922
Liabilities and Equity									
Total Deposits	$ 13,870	$ 13,861	$ 14,193	$ 13,361	$ 13,250	$ 11,891	$ 11,616	$ 11,753	$ 12,442
Long-Term Debt	172	172	172	172	171	196	241	144	144
Other Liabilities	316	325	334	335	335	384	303	320	373
Total Liabilities	$ 14,358	$ 14,358	$ 14,698	$ 13,868	$ 13,757	$ 12,472	$ 12,160	$ 12,217	$ 12,958
Common Equity	$ 977	$ 974	$ 967	$ 936	$ 982	$ 989	$ 990	$ 981	$ 964
Total Equity	$ 977	$ 974	$ 967	$ 936	$ 982	$ 989	$ 990	$ 981	$ 964
Total Liabilities and Equity	$ 15,335	$ 15,332	$ 15,665	$ 14,805	$ 14,739	$ 13,461	$ 13,151	$ 13,197	$ 13,922
Key Metrics									
CET 1 Ratio	17.6 %	16.9 %	16.1 %	16.4 %	16.1 %	16.6 %	17.0 %	17.5 %	17.3 %
Total Tier 1 Capital Ratio	17.6 %	16.9 %	16.1 %	16.4 %	16.1 %	16.6 %	17.0 %	17.5 %	17.3 %
Total Capital Ratio	21.2 %	20.4 %	19.5 %	20.0 %	19.8 %	20.8 %	21.2 %	19.8 %	19.4 %
Leverage ratio	5.6 %	5.5 %	5.2 %	5.4 %	5.3 %	5.9 %	6.0 %	6.1 %	5.9 %
Risk-Weighted Assets (in $ millions)	5,101	5,185	5,321	5,105	5,069	4,939	4,879	4,782	4,898
Risk-Weighted Assets / total assets	33.3 %	33.8 %	34.0 %	34.5 %	34.4 %	36.7 %	37.1 %	36.2 %	35.2 %
Tangible common equity ratio	5.8 %	5.8 %	5.6 %	5.7 %	6.1 %	6.7 %	6.9 %	6.8 %	6.3 %
Book value per common share (in $)	19.83	19.68	19.49	18.84	19.88	19.98	19.73	19.09	18.40
Tangible book value per share (in $)	18.08	17.92	17.67	17.00	18.00	18.15	17.94	17.31	16.55
Non-accrual loans/gross loans	1.2 %	1.2 %	1.3 %	1.4 %	1.4 %	1.5 %	1.5 %	1.1 %	1.0 %
Non-performing assets/total assets	0.5 %	0.5 %	0.6 %	0.7 %	0.6 %	0.7 %	0.7 %	0.5 %	0.4 %
Allowance for credit losses/total loans	0.5 %	0.5 %	0.6 %	0.6 %	0.7 %	0.8 %	0.8 %	0.7 %	0.5 %

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BUTTERFIELD

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q4 2021			Q3 2021			Q4 2020		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 3,316.3	$ 0.3	0.03 %	$ 4,210.8	$ 0.4	0.03 %	$ 3,539.4	$ 0.6	0.07 %
Investment in securities	6,266.1	26.1	1.65 %	5,785.6	25.8	1.77 %	4,736.3	25.2	2.11 %
AFS	*3,499.6*	*12.2*	*1.38 %*	*3,061.0*	*12.1*	*1.57 %*	*2,451.3*	*11.7*	*1.89 %*
HTM	*2,766.5*	*13.9*	*1.99 %*	*2,724.6*	*13.7*	*2.00 %*	*2,284.9*	*13.5*	*2.35 %*
Loans	5,185.4	54.6	4.18 %	5,247.2	55.8	4.22 %	5,042.6	56.2	4.42 %
Commercial	*1,520.9*	*16.8*	*4.39 %*	*1,599.5*	*18.1*	*4.50 %*	*1,602.4*	*19.0*	*4.71 %*
Consumer	*3,664.5*	*37.8*	*4.09 %*	*3,647.7*	*37.7*	*4.10 %*	*3,440.3*	*37.1*	*4.28 %*
Total interest earning assets	14,767.7	81.0	2.17 %	15,243.6	82.0	2.13 %	13,318.3	81.9	2.44 %
Other assets	359.4			374.8			379.2		
Total assets	$ 15,127.2			$ 15,618.4			$ 13,697.5		
Liabilities									
Interest bearing deposits	$ 10,718.3	$ (4.0)	(0.15)%	$ 11,198.4	$ (3.9)	(0.14)%	$ 9,448.6	$ (3.7)	(0.16)%
Long-term debt	171.8	(2.4)	(5.54)%	171.7	(2.4)	(5.55)%	187.8	(2.6)	(5.54)%
Interest bearing liabilities	10,890.1	(6.4)	(0.23)%	11,370.1	(6.3)	(0.22)%	9,636.4	(6.4)	(0.26)%
Non-interest bearing customer deposits	2,928.2			2,959.0			2,713.6		
Other liabilities	277.5			282.3			276.2		
Total liabilities	$ 14,095.9			$ 14,611.4			$ 12,626.2		
Shareholders' equity	1,031.3			1,007.0			1,071.3		
Total liabilities and shareholders' equity	$ 15,127.2			$ 15,618.4			$ 13,697.5		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,877.6			$ 3,873.5			$ 3,681.9		
Net interest margin		$ 74.5	2.00 %		$ 75.7	1.97 %		$ 75.6	2.25 %

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BUTTERFIELD

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4
Net Interest Income	$ 74.5	$ 75.7	$ 74.7	$ 74.9	$ 75.6	$ 75.3	$ 79.1	$ 87.6	$ 86.2
Non-Interest Income	52.7	49.0	48.8	47.6	47.8	46.9	41.7	47.6	49.7
Prov. for Credit Recovery (Losses)	0.6	—	1.0	1.5	2.4	(1.4)	(4.4)	(5.2)	(0.4)
Non-Interest Expenses*	84.6	85.2	85.6	81.7	83.3	91.8	82.8	89.1	92.0
Other Gains (Losses)	(1.6)	0.3	0.7	(0.8)	(0.4)	1.5	0.7	(0.6)	0.3
Net Income	$ 41.7	$ 39.8	$ 39.6	$ 41.6	$ 42.1	$ 30.5	$ 34.3	$ 40.3	$ 43.9
Non-Core Items**	$ 0.1	$ 0.2	$ 0.5	$ —	$ 0.8	$ 5.9	$ 0.1	$ 0.5	$ 2.3
Core Net Income**	$ 41.7	$ 40.0	$ 40.1	$ 41.6	$ 42.9	$ 36.5	$ 34.4	$ 40.8	$ 46.2
Key Metrics									
Loan Yield	4.18 %	4.22 %	4.28 %	4.37 %	4.42 %	4.43 %	4.53 %	4.80 %	4.95 %
Securities Yield	1.65	1.77	1.82	1.95	2.11	2.26	2.52	2.78	2.77
Cost of Deposits	0.12	0.11	0.10	0.12	0.12	0.14	0.14	0.42	0.50
Net Interest Margin	2.00	1.97	2.01	2.09	2.25	2.30	2.48	2.63	2.59
Core Efficiency Ratio**	64.7	66.3	66.3	64.8	65.6	68.0	66.7	63.8	66.3
Core ROATCE**	18.8	17.9	18.7	19.3	19.0	16.2	15.5	18.6	21.1
Fee Income Ratio	41.2	39.3	39.2	38.4	38.0	38.8	35.8	36.6	36.7
Fully Diluted Share Count (in millions of common shares)	49.8	49.9	49.9	49.9	49.8	50.0	51.0	52.4	53.3

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 22-23

19

20 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Non-Interest Income Asset Management $ 7.6 $ 7.4 $ 7.4 $ 7.4 $ 7.2 $ 6.8 $ 7.4 $ 7.8 $ 7.8 Banking 15.4 12.6 12.5 11.4 13.6 13.4 9.1 11.2 14.0 FX Revenue 10.9 10.8 10.5 11.2 9.3 9.0 8.1 10.8 9.8 Trust 14.2 12.9 13.0 12.8 13.3 12.9 12.3 12.2 13.0 Custody & Other Admin. 3.9 3.7 3.8 3.8 3.4 3.6 3.3 3.6 3.5 Other 0.8 1.5 1.5 0.9 0.9 1.2 1.5 2.0 1.7 Total Non-Interest Income $ 52.7 $ 49.0 $ 48.8 $ 47.6 $ 47.8 $ 46.9 $ 41.7 $ 47.6 $ 49.7 Non-Interest Expense Salaries & Benefits* $ 41.1 $ 42.0 $ 43.2 $ 39.0 $ 41.4 $ 48.8 $ 41.5 $ 44.6 $ 48.8 Technology & Comm. 15.7 16.3 15.7 16.1 16.1 16.3 16.3 16.4 16.5 Professional & O/S Services 5.6 5.7 4.9 5.2 5.3 5.2 5.0 5.8 6.7 Property 8.0 7.8 7.6 7.4 7.4 7.5 7.2 7.3 7.0 Indirect Taxes 5.5 5.4 5.4 5.8 5.1 5.8 4.9 5.5 5.3 Marketing 1.2 0.9 1.0 1.4 1.6 0.6 0.7 1.6 3.1 Intangible Amortization 1.5 1.5 1.5 1.5 1.5 1.5 1.4 1.4 1.5 Other 5.2 4.8 5.4 4.6 4.9 5.5 5.0 5.5 5.0 Total Non-Interest Expense $ 83.8 $ 84.4 $ 84.8 $ 80.9 $ 83.2 $ 91.3 $ 82.0 $ 88.1 $ 93.9 Income Taxes 0.8 0.8 0.8 0.7 0.1 0.5 0.8 1.0 (1.9) Total Expense incld. Taxes $ 84.6 $ 85.2 $ 85.6 $ 81.7 $ 83.3 $ 91.8 $ 82.8 $ 89.1 $ 92.0 *Includes non-service employee benefits Appendix Non-Interest Income & Expense Trends

21 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Salaries & Benefits** $ 41.1 $ 42.0 $ 41.8 $ 39.0 $ 40.6 $ 42.2 $ 41.4 $ 44.1 $ 46.6 Technology & Comm. 15.7 16.3 15.7 16.1 16.1 16.3 16.3 16.4 16.5 Professional & O/S Services 5.5 5.6 4.9 5.2 5.3 5.2 5.0 5.8 6.5 Property 8.0 7.8 7.6 7.4 7.4 7.5 7.2 7.3 7.0 Indirect Taxes 5.5 5.4 5.4 5.8 5.1 5.8 4.9 5.5 5.3 Marketing 1.2 0.9 1.0 1.4 1.6 0.6 0.7 1.6 3.1 Intangible Amortization 1.5 1.5 1.5 1.5 1.5 1.5 1.4 1.4 1.5 Other 5.2 4.7 5.4 4.6 4.9 5.5 5.0 5.5 5.1 Total Core Non-Interest Expense $ 83.7 $ 84.2 $ 83.4 $ 80.9 $ 83.7 $ 82.4 $ 84.6 $ 81.9 $ 87.6 $ 91.6 Income Taxes 0.8 0.8 0.8 0.7 0.1 0.5 0.8 1.0 (1.9) Total Core Expense incld. Taxes $ 84.5 $ 84.9 $ 84.2 $ 81.7 $ 82.5 $ 85.1 $ 82.7 $ 88.6 $ 89.7 * See the reconciliation of non-GAAP measures on pages 22-23 ** Includes non-service employee benefits Appendix Core Non-Interest Expense* Trends

BUTTERFIELD

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2021				2020
		Q4	Q3	Q2	Q1	Q4
Net income	A	$ 41.7	$ 39.8	$ 39.6	$ 41.6	$ 42.1
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on transfer of Visa Inc. Class B shares		—	—	(0.9)	—	—
Total non-core (gains) losses	B	$ —	$ —	$ (0.9)	$ —	$ —
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		—	—	1.4	—	0.8
Tax compliance review costs		0.1	0.1	—	—	—
Provision in connection with tax compliance review		—	0.1	—	—	—
Total non-core expenses	C	$ 0.1	$ 0.2	$ 1.4	$ —	$ 0.8
Total non-core (gains), losses and expenses	D=B+C	0.1	0.2	0.5	—	0.8
Core net income to common shareholders	E=A+D	$ 41.7	$ 40.0	$ 40.1	$ 41.6	$ 42.9
Average shareholders' equity		965.2	975.4	950.6	966.7	985.4
Average common equity	F	965.2	975.4	950.6	966.7	985.4
Less: average goodwill and intangible assets		(86.6)	(89.1)	(91.4)	(92.4)	(91.4)
Average tangible common equity	G	878.5	886.2	859.2	874.2	894.0
Return on equity	A/F	17.1 %	16.2 %	16.7 %	17.5 %	16.9 %
Core return on average tangible common equity	E/G	18.8 %	17.9 %	18.7 %	19.3 %	19.0 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	49.8	49.9	49.9	49.9	49.8
Earnings per common share fully diluted	A/H	0.84	0.80	0.79	0.83	0.84
Non-core items per share	D/H	—	—	0.01	—	0.02
Core earnings per common share fully diluted	E/H	0.84	0.80	0.80	0.83	0.86
Core return on average tangible assets						
Total average assets	I	$ 15,180.6	$ 15,599.0	$ 15,371.6	$ 14,900.2	$ 13,865.1
Less: average goodwill and intangible assets		(86.6)	(89.1)	(91.4)	(92.4)	(91.4)
Average tangible assets	J	$ 15,094.0	$ 15,509.9	$ 15,280.2	$ 14,807.7	$ 13,773.6
Return on average assets	A/I	1.1 %	1.0 %	1.0 %	1.1 %	1.2 %
Core return on average tangible assets	E/J	1.1 %	1.0 %	1.1 %	1.1 %	1.2 %

22

BUTTERFIELD

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Tangible equity to tangible assets						
Shareholders' equity	K	$ 977.5	$ 973.9	$ 966.6	$ 936.5	$ 981.9
Less: goodwill and intangible assets		(86.1)	(87.3)	(90.2)	(91.5)	(92.8)
Tangible common equity	L	891.4	886.6	876.4	844.9	889.1
Total assets	M	15,335.2	15,332.2	15,664.8	14,804.8	14,738.6
Less: goodwill and intangible assets		(86.1)	(87.3)	(90.2)	(91.5)	(92.8)
Tangible assets	N	$ 15,249.1	$ 15,244.9	$ 15,574.6	$ 14,713.2	$ 14,645.8
Tangible common equity to tangible assets	L/N	5.8 %	5.8 %	5.6 %	5.7 %	6.1 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	49.3	49.5	49.6	49.7	49.4
Tangible book value per common share	L/O	18.08	17.92	17.67	17.00	18.00
Efficiency ratio						
Non-interest expenses		$ 83.8	$ 84.4	$ 84.8	$ 80.9	$ 83.2
Less: Amortization of intangibles		(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
Non-interest expenses before amortization of intangibles	P	82.3	82.9	83.2	79.4	81.7
Non-interest income		52.7	49.0	48.8	47.6	47.8
Net interest income before provision for credit losses		74.5	75.7	74.7	74.9	75.6
Net revenue before provision for credit losses and other gains/losses	Q	$ 127.2	$ 124.7	$ 123.5	$ 122.5	$ 123.3
Efficiency ratio	P/Q	64.7 %	66.5 %	67.4 %	64.8 %	66.3 %
Core efficiency ratio						
Non-interest expenses		$ 83.8	$ 84.4	$ 84.8	$ 80.9	$ 83.2
Less: non-core expenses	(C)	(0.1)	(0.2)	(1.4)	—	(0.8)
Less: amortization of intangibles		(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
Core non-interest expenses before amortization of intangibles	R	82.2	82.7	81.9	79.4	80.9
Net revenue before provision for credit losses and other gains/losses	Q	127.2	124.7	123.5	122.5	123.3
Core efficiency ratio	R/Q	64.7 %	66.3 %	66.3 %	64.8 %	65.6 %

23

24 Appendix Commentary on Factors Influencing COVID-19 Implications The continuing implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to, the following: • The duration and scope of the pandemic • The efficacy of vaccines and other actions taken to contain COVID-19 and its variants • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses • A slow or incomplete recovery of tourism in Bermuda and Cayman, which would adversely affect our revenues, including fee income, as well as increase our credit exposure • Increased unemployment and decreased business in the jurisdictions in which we operate • An increase in defaults on our residential mortgage loans • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector, financial services and commercial real estate • Further decreases in the rates and yields on US Government guaranteed securities and increased pre-payments in mortgage backed securities we hold, which may lead to a decrease in the quality of our investment portfolio • Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff or otherwise • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions

25 Our peer group includes the following banks, noted by their ticker symbols: Appendix Peer Group • First Republic Bank (FRC) • SVB Financial Group (SIVB) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • UMB Financial Corporation (UMBF) • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC)